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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                            (AMENDMENT NO.________)*


                                 VeriSign, Inc.
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                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   92343E10-2
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                                 (CUSIP Number)


                                January 30, 2001
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1 (b)

[X] Rule 13d-1 (c)

[ ] Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 92343E10-2                   13G                 PAGE  1  OF  4  PAGES
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1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Science Applications International Corporation                95-3630868
        SAIC Venture Capital Corporation                              88-0447177
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                      (b) [ ]
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3       SEC USE ONLY

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4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Science Applications International Corporation                Delaware
        SAIC Venture Capital Corporation                              Nevada
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NUMBER OF            5    SOLE VOTING POWER                                None
SHARES               -----------------------------------------------------------
BENEFICIALLY         6    SHARED VOTING POWER                         17,522,500
OWNED BY             -----------------------------------------------------------
EACH                 7    SOLE DISPOSITIVE POWER                           None
REPORTING            -----------------------------------------------------------
PERSON WITH          8    SHARED DISPOSITIVE POWER                    17,522,500
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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              17,522,500
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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                       [ ]

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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                              9%
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12      TYPE OF REPORTING PERSON*
        Science Applications International Corporation        CO
        SAIC Venture Capital Corporation                      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 92343E10-2                    13G                PAGE  2  OF  4  PAGES
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ITEM 1(a). NAME OF ISSUER:

       VeriSign, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

       1350 Charleston Rd.
       Mountain View, California 94043

ITEM 2(a). NAME OF PERSON FILING:

       Science Applications International Corporation
       SAIC Venture Capital Corporation

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

       Science Applications International Corporation
       10260 Campus Point Drive
       San Diego, California 92121

       SAIC Venture Capital Corporation
       3993 Howard Hughes Parkway
       Suite 570
       Las Vegas, Nevada 89109

ITEM 2(c). CITIZENSHIP:

       Science Applications International Corporation                   Delaware
       SAIC Venture Capital Corporation                                 Nevada

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

       Common Stock

ITEM 2(e). CUSIP NUMBER:

       92343E10-2


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CUSIP NO. 412693103                     13G                PAGE  3  OF  4  PAGES
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ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

        (a) [ ] Broker or dealer registered under Section 15 of the Act.

        (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act.

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

        (e) [ ] An investment adviser in accordance with Rule 13(d)-1(b)(1)(ii)
                (E).

        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

        (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

        (a)  Amount beneficially owned:      17,522,500
        (b)  Percent of class:               9%
        (c)  Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote                    None
              (ii)  Shared power to vote or to direct the vote                  17,522,500
              (iii) Sole power to dispose or to direct the disposition of       None
              (iv)  Shared power to dispose or to direct the disposition of     17,522,500

        No change in ownership is being reported in this Schedule 13-G. The ownership of these shares was previously reported on a Schedule 13-D.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        N/A


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CUSIP NO. 412693103                     13G                PAGE  4  OF  4  PAGES
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ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
        SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP.

        N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

        N/A

ITEM 10. CERTIFICATIONS.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   January 30, 2001
                                   ---------------------------------------------
                                                       Date

                                   SCIENCE APPLICATIONS
                                   INTERNATIONAL CORPORATION


                                   By:           /s/ DOUGLAS E. SCOTT
                                       -----------------------------------------
                                       Douglas E. Scott
                                       Senior Vice President and General Counsel

                                   SAIC VENTURE CAPITAL CORPORATION


                                   By:            /s/ IRA J. MILLER
                                       -----------------------------------------
                                       Ira J. Miller
                                       Treasurer


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                                                                       EXHIBIT A


                  AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G


       In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing, on behalf of each of them, of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of VeriSign, Inc. Each of the undersigned states that it is entitled to individually use Schedule 13G pursuant to Rule 13d-1(c) of the Act. Each of the undersigned is responsible for the timely filing of such
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


Date:  January 30, 2001



                                   SCIENCE APPLICATIONS INTERNATIONAL
                                   CORPORATION


                                   By:           /s/ DOUGLAS E. SCOTT
                                       -----------------------------------------
                                       Douglas E. Scott
                                       Senior Vice President and General Counsel


                                   SAIC VENTURE CAPITAL CORPORATION


                                   By:             /s/ IRA J. MILLER
                                       -----------------------------------------
                                       Ira J. Miller
                                       Treasurer